UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Alzamend Neuro, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02262M308

(CUSIP Number)

MILTON C. AULT, III

c/o BITNILE HOLDINGS, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 26, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

1	NAME OF REPORTING PERSON MILTON C. AULT, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000(1)
	8	SHARED VOTING POWER 39,868,318(2) (3)
	9	SOLE DISPOSITIVE POWER 2,500,000(1)
	10	SHARED DISPOSITIVE POWER 39,868,318 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,368,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of Common Stock.
(2)	Represents (i) 16,667 shares of Common Stock underlying currently exercisable warrants held by BitNile Holdings, Inc., (ii) 14,942,984 shares of Common Stock held by Ault Life Sciences, Inc., (iii) 10,000,000 shares of Common Stock held by Ault Life Sciences Fund, LLC, (iv) 5,000,000 shares of Common Stock underlying currently exercisable warrants held by Ault Life Sciences Fund, LLC, (v) 9,666,667 shares of Common Stock held by Digital Power Lending, LLC, (vi) 17,000 shares of Common Stock underlying currently exercisable call options (right to buy) held by Digital Power Lending, LLC and (vii) 225,000 shares of Common Stock held by Ault Alpha LP.
(3)	Excludes 3,333,333 shares of Common Stock underlying currently exercisable warrants held by Digital Power Lending, LLC due to a beneficial ownership blocker limitation provision contained therein.

2

1	NAME OF REPORTING PERSON WILLIAM B. HORNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,661,458(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,661,458 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,661,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 500,000 shares of Common Stock, and (ii) 2,161,458 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

3

1	NAME OF REPORTING PERSON HENRY C.W. NISSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 963,542(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 963,542 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 963,542 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

4

1	NAME OF REPORTING PERSON KENNETH S. CRAGUN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,312,500(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,312,500 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 1,312,500 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

5

1	NAME OF REPORTING PERSON DAVID J. KATZOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,079,083 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,079,083 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,079,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 18,000 shares of Common Stock, (ii) 9,000 shares of Common Stock underlying currently exercisable warrants and (iii) 1,052,093 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

6

1	NAME OF REPORTING PERSON BITNILE HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,667(1)
	8	SHARED VOTING POWER 9,683,667(2) (3)
	9	SOLE DISPOSITIVE POWER 16,667(1)
	10	SHARED DISPOSITIVE POWER 9,683,667(2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,700,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON CO

(1)	Represents 16,667 shares of Common Stock underlying currently exercisable warrants.
(2)	Represents (i) 9,666,667 shares of Common Stock held by Digital Power Lending, LLC and (ii) 17,000 shares of Common Stock underlying currently exercisable call options (right to buy) held by Digital Power Lending, LLC.
(3)	Excludes 3,333,333 shares of Common Stock underlying currently exercisable warrants held by Digital Power Lending, LLC due to a beneficial ownership blocker limitation provision contained therein.

7

1	NAME OF REPORTING PERSON AULT LIFE SCIENCES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,942,984
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,942,984

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,942,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON CO

8

1	NAME OF REPORTING PERSON AULT LIFE SCIENCES FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,000,000(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 15,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 10,000,000 shares of Common Stock held by Ault Life Sciences Fund, LLC and (ii) 5,000,000 shares of Common Stock underlying currently exercisable warrants held by Ault Life Sciences Fund, LLC.

9

1	NAME OF REPORTING PERSON DIGITAL POWER LENDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,683,667(1) (2)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,683,667(1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,683,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 9,666,667 shares of Common Stock held by Digital Power Lending, LLC and (ii) 17,000 shares of Common Stock underlying currently exercisable call options (right to buy) held by Digital Power Lending, LLC.
(2)	Excludes 3,333,333 shares of Common Stock underlying currently exercisable warrants held by Digital Power Lending, LLC due to a beneficial ownership blocker limitation provision contained therein.

10

1	NAME OF REPORTING PERSON AULT ALPHA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 225,000 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 225,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

(1)	Represents 225,000 shares of Common Stock held by Ault Alpha LP.

11

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on June 25, 2021 and amended August 4, 2021 (the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Alzamend Neuro, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3500 Lenox Rd. NE, Suite 1500, Atlanta, GA 30326.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Milton C. Ault, III, Chairman Emeritus of the Issuer, Founder and Executive Chairman of BitNile Holdings, Inc., Chief Executive Officer and Director of Ault Life Sciences, Inc., Managing Member of Ault Life Sciences Fund, LLC and Manager of the general partner of Ault Alpha LP;

(ii)	William B. Horne, Chairman of the Board of Directors of the Issuer, Chief Executive Officer and Director of BitNile Holdings, Inc. and Chief Financial Officer and Director of Ault Life Sciences, Inc.;

(iii)	Henry C.W. Nisser, Executive Vice President, General Counsel and Director of the Issuer, President, General Counsel and Director of BitNile Holdings, Inc. and President and Director of Ault Life Sciences, Inc.;

(iv)	Kenneth S. Cragun, Senior Vice President of Finance of the Issuer, Chief Financial Officer of BitNile Holdings, Inc. and Chief Accounting Officer of Ault Life Sciences, Inc.;

(v)	David Katzoff, Chief Operating Officer of the Issuer and Manager of Digital Power Lending, LLC;

(vi)	BitNile Holdings, Inc. (formerly, Ault Global Holdings, Inc.), a Delaware corporation, with respect to the Shares beneficially owned by it through its subsidiary Digital Power Lending, LLC;

(vii)	Ault Life Sciences, Inc., a Delaware corporation, with respect to the Shares directly and beneficially owned by it;

(viii)	Ault Life Sciences Fund, LLC, a Delaware limited liability company, with respect to the Shares directly and beneficially owned by it;

(ix)	Digital Power Lending, LLC, a California limited liability company, with respect to the Shares directly and beneficially owned by it; and

(x)	Ault Alpha LP, a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it.

12

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of BitNile Holdings, Inc. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault Life Sciences, Inc. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule C annexed hereto (“Schedule C”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault Life Sciences Fund, LLC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule C beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule D annexed hereto (“Schedule D”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Digital Power Lending, LLC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule D beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule E annexed hereto (“Schedule E”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault Alpha LP. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule D beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of Messrs. Ault, Horne and Cragun is c/o BitNile Holdings, Inc., 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Mr. Nisser is c/o BitNile Holdings, Inc., 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017. The principal business address of Mr. Katzoff is c/o Alzamend Neuro, Inc., 3500 Lenox Rd. NE, Suite 1500, Atlanta, GA 30326. The principal business address of BitNile Holdings, Inc. is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of each of Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC and Digital Power Lending, LLC is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626. The principal business address of Ault Alpha LP is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, Nevada 89141.

(c)       The principal occupation of Mr. Ault is serving as the Executive Chairman of BitNile Holdings, Inc. The principal occupation of Mr. Horne is serving as the Chief Executive Officer of BitNile Holdings, Inc. The principal occupation of Mr. Nisser is serving as the President and General Counsel of BitNile Holdings, Inc. The principal occupation of Mr. Cragun is serving as the Chief Financial Officer of BitNile Holdings, Inc. The principal occupation of Mr. Katzoff is serving as the Chief Operating Officer of the Issuer.

13

BitNile Holdings, Inc. is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, BitNile Holdings, Inc. owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including defense/aerospace, industrial, automotive, telecommunications, medical/biopharma and textiles The principal business of Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC, Digital Power Lending, LLC and Ault Alpha LP is investing in securities.

(d)       No Reporting Person nor any person listed in Schedules A through E has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed in Schedules A through E has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        BitNile Holdings, Inc., Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC and Ault Alpha LP are organized under the laws of the State of Delaware. Digital Power Lending, LLC is organized under the laws of the State of California. Messrs. Ault, Horne, Cragun and Katzoff are citizens of the United States of America. Mr. Nisser is a citizen of Sweden.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by each of BitNile Holdings, Inc., Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC, Digital Power Lending, LLC and Ault Alpha LP were purchased with working capital. The Shares purchased by Mr. Katzoff were purchased with personal funds. The stock options owned by Messrs. Ault, Horne, Nisser, Cragun and Katzoff were awarded to them in their capacities as officers and/or directors of the Issuer. The aggregate purchase price of the warrants currently exercisable into 16,667 Shares owned directly by BitNile Holdings, Inc. is approximately $0. The aggregate purchase price of the 14,942,984 Shares directly owned by Ault Life Sciences, Inc. is approximately $7,970. The aggregate purchase price of the 10,000,000 Shares and warrants currently exercisable into 5,000,000 Shares owned directly by Ault Life Sciences Fund, LLC is approximately $15,000,000. The aggregate purchase price of the 9,666,667 Shares, warrants currently exercisable (subject to beneficial ownership limitations contained therein) into 3,333,333 Shares, and call options (right to buy) currently exercisable into 17,000 Shares owned directly by Digital Power Lending, LLC is approximately $22,823,852. The aggregate purchase price of the 18,000 Shares and warrants currently exercisable into 9,000 Shares owned directly by Mr. Katzoff is approximately $27,000. The aggregate purchase price of the 225,000 Shares owned directly by Ault Alpha LP is approximately $237,100.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 93,019,290 Shares outstanding, which is the total number of Shares outstanding as of April 27, 2022 as reported by the Issuer to the Reporting Persons.

14

A.	Milton C. Ault, III

(a)	As of the close of business on April 27, 2022, Mr. Ault may be deemed to beneficially own 42,368,318 Shares, consisting of (i) 16,667 Shares underlying currently exercisable warrants held by BitNile Holdings, Inc., (ii) 14,942,984 Shares held by Ault Life Sciences, Inc., (iii) 10,000,000 Shares held by Ault Life Sciences Fund, LLC, (iv) 5,000,000 Shares underlying currently exercisable warrants held by Ault Life Sciences Fund, LLC, (v) 9,666,667 Shares held by Digital Power Lending, LLC, (vi) 225,000 Shares held by Ault Alpha LP, and (vii) 17,000 Shares underlying currently exercisable call options (right to buy) held by Digital Power Lending, LLC. This excludes 3,333,333 Shares underlying currently exercisable warrants held by Digital Power Lending, LLC due to a beneficial ownership blocker limitation provision contained therein. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by BitNile Holdings, Inc., Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC Digital Power Lending, LLC and Ault Alpha LP by virtue of his relationships with such entities described in Item 2.

Percentage: 43.2%

(b)	1. Sole power to vote or direct vote: 2,500,000

2. Shared power to vote or direct vote: 39,868,318

3. Sole power to dispose or direct the disposition: 2,500,000

4. Shared power to dispose or direct the disposition: 39,868,318

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

B.	William B. Horne

(a)	As of the close of business on April 27, 2022, Mr. Horne may be deemed to beneficially own 2,661,458 Shares, consisting of (i) 500,000 Shares and (ii) 2,161,458 Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 2.8%

(b)	1. Sole power to vote or direct vote: 2,661,458

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,661,458

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Horne has not entered into any transactions in the Shares during the past sixty days.

C.	Henry C.W. Nisser

(a)	As of the close of business on April 27, 2022, Mr. Nisser may be deemed to beneficially own 963,542 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 1.0%

(b)	1. Sole power to vote or direct vote: 963,542

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 963,542

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

15

D.	Kenneth S. Cragun

(a)	As of the close of business on April 27, 2022, Mr. Cragun may be deemed to beneficially own 1,312,500 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 1.4%

(b)	1. Sole power to vote or direct vote: 1,312,500

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,312,500

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

E.	David J. Katzoff

(a)	As of the close of business on April 27, 2022, Mr. Katzoff may be deemed to beneficially own 1,079,083 Shares, consisting of (i) 18,000 Shares held directly by him, (ii) 9,000 Shares underlying currently exercisable warrants and (iii) 1,052,083 Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 1.2%

(b)	1. Sole power to vote or direct vote: 1,079,083

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,079,083

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Katzoff has not entered into any transactions in the Shares during the past sixty days.

F.	BitNile Holdings, Inc.

(a)	As of the close of business on April 27, 2022, BitNile Holdings, Inc. may be deemed to beneficially own 9,700,334 Shares, consisting of (i) 16,667 Shares underlying currently exercisable warrants held directly by it, (ii) 9,666,667 Shares held by Digital Power Lending, LLC and (iii) 17,000 Shares underlying currently exercisable call options (right to buy) held by Digital Power Lending, LLC. This excludes 3,333,333 Shares underlying currently exercisable warrants held by Digital Power Lending, LLC due to a beneficial ownership blocker limitation provision contained therein. BitNile Holdings, Inc. may be deemed to beneficially own the Shares beneficially owned by Digital Power Lending, LLC by virtue of its relationship with such entity described in Item 2.

Percentage: 10.4%

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(b)	1. Sole power to vote or direct vote: 16,667

2. Shared power to vote or direct vote: 9,683,667

3. Sole power to dispose or direct the disposition: 16,667

4. Shared power to dispose or direct the disposition: 9,683,667

(c)	BitNile Holdings, Inc. has not entered into any transactions in the Shares during the past sixty days.

G.	Ault Life Sciences, Inc.

(a)	As of the close of business on April 27, 2022, Ault Life Sciences, Inc. may be deemed to beneficially own 14,942,984 Shares held directly by it.

Percentage: 16.1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 14,942,984

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 14,942,984

(c)	Ault Life Sciences, Inc. has not entered into any transactions in the Shares during the past sixty days, except that on March 4, 2022, Ault Life Sciences, Inc. disposed of 57,016 Shares that were transferred in settlement of an aggregate of $85,500 of debt and obligations owed by Ault & Company, Inc.

H.	Ault Life Sciences Fund, LLC

(a)	As of the close of business on April 27, 2022, Ault Life Sciences Fund, LLC may be deemed to beneficially own 15,000,000 Shares, consisting of (i) 10,000,000 Shares held directly by it and (ii) 5,000,000 Shares underlying currently exercisable warrants.

Percentage: 15.3%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 15,000,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 15,000,000

(c)	Ault Life Sciences Fund, LLC has not entered into any transactions in the Shares during the past sixty days.

I.	Digital Power Lending, LLC

(a)	As of the close of business on April 27, 2022, Digital Power Lending, LLC may be deemed to beneficially own 9,683,667 Shares, consisting of (i) 9,666,667 Shares held directly by it and (ii) 17,000 Shares underlying currently exercisable call options (right to buy). This excludes 3,333,333 Shares underlying currently exercisable warrants held directly by it due to a beneficial ownership blocker limitation provision contained therein.

Percentage: 10.4%

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(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 9,683,667

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 9,683,667

(c)	The transactions in the Shares by Digital Power Lending, LLC during the past sixty days are set forth in Schedule F and are incorporated herein by reference.

J.	Ault Alpha LP

(a)	As of the close of business on April 27, 2022, Ault Alpha LP may be deemed to beneficially own 225,000 Shares, consisting of Shares held directly by it.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 225,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 225,000

(c)	The transactions in the Shares by Ault Alpha LP during the past sixty days are set forth in Schedule G and are incorporated herein by reference.

The filing of this Amendment No. 2 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Milton C. Ault, III, William B. Horne, Henry C.W. Nisser, Kenneth S. Cragun, David Katzoff, BitNile Holdings, Inc., Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC, Digital Power Lending, LLC, and Ault Alpha LP, dated April 28, 2022.

99.2	Securities Purchase Agreement dated April 30, 2019, by and between the Issuer and Ault Life Sciences Fund, LLC (incorporated by reference to Exhibit 4.2 of Form 1-A/A filed with the SEC on February 4, 2020).

99.3	Securities Purchase Agreement dated March 9, 2021, by and between the Issuer and Digital Power Lending, LLC (incorporated by reference to Exhibit 6.1 of Form 1-U/A filed with the SEC on May 7, 2021).

99.4	Board Letter Agreement, dated May 6, 2021, by and between the Issuer and Milton C. Ault, III (incorporated by reference to Exhibit 10.17 of Form S-1/A filed with the SEC on May 25, 2021).

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2022

BITNILE HOLDINGS, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

AULT LIFE SCIENCES, INC.
/s/ William B. Horne
WILLIAM B. HORNE	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

AULT LIFE SCIENCES FUND, LLC
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Managing Member

AULT ALPHA LP
/s/ Kenneth S. Cragun
KENNETH S. CRAGUN	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Manager of Ault Alpha GP LLC, the general partner

DIGITAL POWER LENDING, LLC
/s/ David J. Katzoff
DAVID J. KATZOFF	By:	/s/ David J. Katzoff
		Name:	David J. Katzoff
		Title:	Manager

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SCHEDULE A

Officers and Directors of BitNile Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017	Sweden
Kenneth Cragun Chief Financial Officer	Chief Financial Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Howard Ash Independent Director	Chairman of Claridge Management	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel

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SCHEDULE B

Officers and Directors of Ault Life Sciences, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Chief Executive Officer and Chairman	Executive Chairman of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Financial Officer and Director	Chief Executive Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry C.W. Nisser President and Director	President and General Counsel of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017	Sweden
Kenneth Cragun Chief Accounting Officer	Chief Financial Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Brittany Nerpin Executive Vice President of Global Business Development	Executive Vice President of Global Business Development of Ault Life Sciences, Inc.	c/o Ault Life Sciences, Inc. 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626	USA

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SCHEDULE C

Officers and Directors of Ault Life Sciences Fund, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Managing Member	Executive Chairman of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

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SCHEDULE D

Officers and Directors of Digital Power Lending, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
David J. Katzoff Manager	Chief Operating Officer of Alzamend Neuro, Inc.	c/o Alzamend Neuro, Inc., 3500 Lenox Rd. NE, Suite 1500, Atlanta, GA 30326	USA

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SCHEDULE E

Officers and Directors of Ault Alpha LP

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Manager of Ault Alpha GP LLC, the general partner	Executive Chairman of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

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SCHEDULE F

Transactions in the Shares of Common Stock Within the Last Sixty Days

Digital Power Lending, LLC

Nature of the Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	2,666,667	1.50	04/26/2022

Transactions in Warrants Within the Last Sixty Days

Digital Power Lending, LLC

Nature of the Transaction	Number of Shares Underlying Warrant	Warrant Purchase Price ($)	Expiration Date	Exercise Price ($)	Date of Purchase/Sale
Purchase of Common Stock Warrant	1,333,333	0.00 (received as additional consideration for purchase of common stock)	04/26/2027	3.00	04/26/2022

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SCHEDULE G

Transactions in the Shares of Common Stock Within the Last Sixty Days

Ault Alpha LP

Nature of the Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	100,000	1.1045	03/18/2022
Purchase of Common Stock	50,000	1.1265	04/11/2022
Purchase of Common Stock	75,000	0.9378	04/22/2022

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